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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

OFFICEMAX INCORPORATED
(Name of Subject Company (Issuer))

OFFICEMAX INCORPORATED (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $2.50 Par Value
(Title of Class of Securities)

67622P101
(CUSIP Number of Class of Securities)

Matthew R. Broad
Executive Vice President and General Counsel
OfficeMax Incorporated
150 Pierce Road
Itasca, IL 60143-1290
Telephone: (630) 773-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
John H. Bitner, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street
Suite 3100
Chicago, IL 60602
Telephone: (312) 807-4306

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$799,000,000	$94,042.30

*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 23,500,000 outstanding shares of Common Stock at the maximum tender offer price of $34.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,042.30
Form or Registration No.: Schedule TO
Filing Party: OfficeMax Incorporated
Date Filed: March 30, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on March 30, 2005, as amended and supplemented by Amendment No. 1 filed with the Commission on April 11, 2005 and Amendment No. 2 filed with the Commission on April 15, 2005 (the "Schedule TO"), by OfficeMax Incorporated, a Delaware corporation ("Company," "OfficeMax" or "we"), relating to the offer by OfficeMax to purchase up to 23,500,000 shares of its common stock, $2.50 par value per share (the "Shares"), including the associated common stock purchase rights issued under the Renewed Rights Agreement, dated as of September 25, 1997 and amended and restated as of December 12, 2003, or such lesser number of Shares as are properly tendered and not properly withdrawn, at a single price between $30.00 and $34.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the original Tender Offer Statement on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

        Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with the original Tender Offer Statement on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively, are hereby further amended and supplemented as follows:

        1.     The following paragraph is added immediately before the last paragraph of Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") on page 32 of the Offer to Purchase:

          Effective as of April 18, 2005, OfficeMax entered into an employment agreement with Sam Duncan, its president and chief executive officer. OfficeMax's Current Report on Form 8-K filed on April 20, 2005, which describes the terms of the employment agreement and related agreements between the Company and Sam Duncan, is incorporated herein by reference. On April 18, 2005, pursuant to the terms of his employment agreement, Sam Duncan received grants of an aggregate of 50,000 restricted stock units.

        2.     The last paragraph of Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") on page 32 of the Offer to Purchase is amended by replacing the words "(d)(39)" on the third line of that paragraph with the words "(d)(45)" and by adding the word "originally" after the words "Schedule TO filed" on the third line of that paragraph.

Item 11.    Additional Information.

        Item 11(b) of the Schedule TO is amended and supplemented by adding the following:

        On April 21, 2005, OfficeMax issued a press release announcing its 2005 first quarter financial results. A copy of the press release is filed as exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(F)	Press Release, dated April 21, 2005, announcing OfficeMax's 2005 first quarter financial results (incorporated by reference to exhibit 99.1 to OfficeMax's Form 8-K filed April 21, 2005).
(d)(40)	Employment Agreement between OfficeMax and Sam Duncan dated April 18, 2005 (incorporated by reference to exhibit 10.1 to OfficeMax's Form 8-K filed April 20, 2005).
(d)(41)	Nonstatutory Stock Option Award Agreement between OfficeMax and Sam Duncan (incorporated by reference to exhibit 10.2 to OfficeMax's Form 8-K filed April 20, 2005).

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(d)(42)	Nonstatutory Stock Option Award Agreement between OfficeMax and Sam Duncan (incorporated by reference to exhibit 10.3 to OfficeMax's Form 8-K filed April 20, 2005).
(d)(43)	Restricted Stock Unit Award Agreement between OfficeMax and Sam Duncan (incorporated by reference to exhibit 10.4 to OfficeMax's Form 8-K filed April 20, 2005).
(d)(44)	Restricted Stock Unit Award Agreement between OfficeMax and Sam Duncan (incorporated by reference to exhibit 10.5 to OfficeMax's Form 8-K filed April 20, 2005).
(d)(45)	Annual Incentive Award Agreement between OfficeMax and Sam Duncan (incorporated by reference to exhibit 10.6 to OfficeMax's Form 8-K filed April 20, 2005).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICEMAX INCORPORATED
	By:	/s/ MATTHEW R. BROAD
		Name:	Matthew R. Broad
		Title:	Executive Vice President and General Counsel
Dated: April 21, 2005

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  Items 1 through 11.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE